FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month December 2020 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On December 8, 2020, the Registrant Announced its Presentation at 2020
ICCAD China Addressing Advanced Analog IC Technology Solutions for 5G
Application

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: December 8, 2020	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower
Semiconductor

Where **Analog** and **Value** Meet

NEWS ANNOUNCEMENT                                         FOR IMMEDIATE RELEASE

Tower Semiconductor to Present at 2020 ICCAD China Addressing Advanced Analog IC
Technology Solutions for 5G Application

Focusing on the growing needs of the Chinese market with Company’s comprehensive analog technology platforms

MIGDAL HAEMEK, Israel, December 8, 2020 – Tower Semiconductor (NASDAQ/TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, today announced its participation at the upcoming ICCAD 2020 which will be held in Chongqing International Expo Center, China  on December 10-11, 2020. During the conference, Mr. Lei Qin, Vice President of China Operations Tower Semiconductor will present “Advanced Analog IC Solutions in 5G Applications”, reviewing Tower’s world-class RF & HPA platform and its newly developed innovative solutions designed to address the evolving 5G market needs and specifications in China and worldwide. Presentation is scheduled for December 11, 2020 from 8:40-9:00am.

The Company will showcase its comprehensive analog technology advanced solutions serving the needs of its growing China customer base for innovative IC design, development and manufacturing, including market leading RF & HPA, best in class Power Management, state of the art CMOS Image Sensor and Non-Imaging technology.

Tower Semiconductor’s exhibition will be in Hall S2, booths 061-062.

For more information about Tower Semiconductor’s process technology offerings, please click here or inquire at: info@towersemi.com.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor’s focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm) through TPSCo. For more information, please visit www.towersemi.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Tower does not intend to update, and expressly disclaim any obligation to update, the information contained in this release.